Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

February 28, 2005

3.

News Release

February 28, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. is pleased to announce that it has retained St. James Investment Group, Inc. of West Palm Beach, Florida, to act as consultants to the Corporation.

5.

Full Description of Material Change

Titan Trading Analytics Inc. (the “Corporation” or “TTA”) is pleased to announce that it has retained St. James Investment Group, Inc. (“St. James”) of West Palm Beach, Florida, to act as consultants to the Corporation. The St. James group will assist TTA in various matters including corporate structure and growth, investment banking and the development and preparation of a comprehensive business plan. The agreement also includes their commitment to expand the shareholder and equity base of the Corporation.

As compensation for its services, TTA will pay St. James $150,000.00 US over a period of six months. TTA is very excited to have St. James become engaged in their operations as the group possesses certain expertise in the evaluation, negotiation, acquisition, management and operation of business development opportunities for technology companies.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-930-7072

9.

Date of Report

February 28, 2005